Mail Stop 3010

January 25, 2010

Mark Labell
60 East 42nd Street
New York, NY 10165

> **Re:** **250 West 57th Street Associates LLC**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2009 and June 30, 2009**
> **File No. 000-02666**

Dear Mr. Labell:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

You may contact Yolanda Crittendon at (202) 551–3472 or me at (202) 551-3413 if you have any additional questions.

Sincerely,

Cicely LaMothe
Branch Chief